[David J. Miller & Associates, LLP Letterhead]


                                   Consent of David J. Miller & Associates, LLP


The Board of Directors
Comdisco, Inc.

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Comdisco, Inc. of our reports dated February 2, 1999, relating to the statements of net assets available for benefits of Comdisco, Inc. Employees' Profit Sharing Plan (the "Plan") as of September 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended, which reports appear in this Annual Report on Form 11-K of the Plan filed with the Commission on April 15, 1999.

                                        /s/   David J. Miller & Associates, LLP
                                              April 15, 1999
                                              Deerfield, Illinois